Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Linn Energy, LLC

We consent to the use of our reports dated February 21, 2013, with respect to the consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2012 and of our report dated February 21, 2013 related to the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

March 22, 2013